Exhibit 99.3

FILED BY SEDAR

June 13, 2023

Ontario Securities Commission (Principal Regulator)

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Financial and Consumer Services Commission, New Brunswick

The Manitoba Securities Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Newfoundland and Labrador

Office of the Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames:

RE:	Vox Royalty Corp. (the “Company”) – Prospectus Supplement dated June 13, 2023

We refer to the prospectus supplement of the Company dated June 13, 2023 (the “Supplement”) to the short form base shelf prospectus of the Company dated January 23, 2023.

We hereby consent to the reference to, and use of, our firm name and opinion under the heading “Eligibility for Investment”, and to the reference to our name on the second page of the Supplement, under the heading “Documents Filed as Part of the Registration Statement” and under the heading “Legal Matters”.

We confirm that we have read the Supplement and have no reason to believe that there are any misrepresentations in the information contained in the Supplement that are derived from our opinion or that are within our knowledge as a result of the services performed by us in connection with the preparation of the Supplement.

Yours truly,

(Signed) Miller Thomson LLP